SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For November 21, 2012

ASML Holding N.V.

De Run 6501

5504 DR Veldhoven

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-13332), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-105600), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-109154), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-116337), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-126340), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-136362), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-141125), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-142254), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-144356), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-147128), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-153277), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-162439) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-170034) OF ASML HOLDING N.V.

Explanatory Note

The purpose of this Form 6-K is (1) to republish ASML’s U.S. GAAP condensed consolidated interim financial statements for the third quarter of 2012, which were furnished to the SEC on a Form 6-K dated October 17, 2012, and adding thereto consolidated statements of comprehensive income, a consolidated statement of shareholders’ equity and certain additional notes to the U.S. GAAP condensed consolidated interim financial statements and (2) to publish management’s discussion and analysis of financial condition and results of operations with respect to the nine months ended September 30, 2012 and nine months ended September 25, 2011, so that the unaudited U.S. GAAP condensed consolidated interim financial statements for the third quarter of 2012 are presented in a format that can be incorporated by reference into the registration statement on Form F-4 that ASML expects to file in connection with the proposed transaction with Cymer Inc.

U.S. GAAP Condensed Consolidated Interim Financial Statements

Consolidated Statements of Operations – Nine month period September 30, 2012 and September 25, 2011

	Nine months ended,
	Sep 30,		Sep 25,
	2012		2011
(in thousands, except per share data)	EUR		EUR
Net system sales	3,035,123		3,891,234
Net service and field option sales	673,381		548,888
Total net sales	3,708,504		4,440,122

Total cost of sales	2,123,461		2,487,134
Gross profit on sales	1,585,043		1,952,988

Research and development costs	433,754		439,879
Selling, general and administrative costs	179,861		161,556
Operating income	971,428		1,351,553

Interest income (expense), net	(2,736)		5,854
Income before income taxes	968,692		1,357,407

Provision for income taxes	(120,118)		(175,105)
Net income	848,574		1,182,302

Basic net income per ordinary share	2.05		2.75
Diluted net income per ordinary share [1]	2.03		2.73

Weighted average number of ordinary shares used in computing per share amounts (in thousands):

Basic	414,570	[2]	429,175

Diluted [1]	417,640	[2]	432,807

1	The calculation of diluted net income per ordinary share assumes the exercise of options issued under the ASML stock option plans and the issuances of shares under the ASML share plans for periods in which exercises or issuances would have a dilutive effect. The calculation of diluted net income per ordinary share does not assume exercise of such options or issuance of shares when such exercises or issuance would be anti-dilutive.
2	The weighted average number of ordinary shares does not incorporate the potential effects as result of the Synthetic Share Buyback which will be effectuated during the fourth quarter of 2012.

Consolidated Statements of Comprehensive Income – Nine month period September 30, 2012 and September 25, 2011

	Nine months ended,
	Sep 30, 2012	Sep 25, 2011
(in thousands)	EUR	EUR
Net income	848,574	1,182,302

Foreign currency translation, net of taxes:
Gain (loss) on foreign currency translation, net of taxes	1,965	(12,555)

Financial instruments, net of taxes:
Gain (loss) on financial instruments, net of taxes	(2,388)	(10,450)
Transfers to net income	(10,126)	47,801
Comprehensive income	838,025	1,207,098

Consolidated Balance Sheets – September 30, 2012 and December 31, 2011

	Sep 30, 2012	Dec 31, 2011
(in thousands)	EUR	EUR
ASSETS
Cash and cash equivalents [1]	5,118,783	2,731,782
Short-term investments	1,039,991	—
Accounts receivable, net	326,804	880,627
Finance receivables, net	221,627	78,853
Current tax assets	36,599	32,105
Inventories, net	1,920,038	1,624,627
Deferred tax assets	111,021	120,720
Other assets	234,909	238,095
Total current assets	9,009,772	5,706,809
Finance receivables, net	44,744	—
Deferred tax assets	38,332	38,735
Other assets	304,942	307,251
Goodwill	145,863	146,044
Other intangible assets, net	7,153	8,366
Property, plant and equipment, net	1,036,907	1,053,610
Total non-current assets	1,577,941	1,554,006
Total assets	10,587,713	7,260,815
LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable	392,851	444,269
Accrued and other liabilities	1,892,703	1,768,647
Current tax liabilities	11,169	14,999
Current portion of long-term debt	2,563	2,587
Provisions	2,323	2,326
Deferred and other tax liabilities	223	214
Total current liabilities	2,301,832	2,233,042
Long-term debt	747,346	733,781
Deferred and other tax liabilities	215,164	176,727
Provisions	8,681	10,012
Accrued and other liabilities	408,971	663,099
Total non-current liabilities	1,380,162	1,583,619
Total liabilities	3,681,994	3,816,661
Ordinary shares	44,427	38,354
Share premium	3,493,456	473,043
Treasury shares at cost	(332,467)	(416,417)
Retained earnings	2,783,807	1,803,743
Earnings current year	848,574	1,466,960
Accumulated other comprehensive income	67,922	78,471
Total shareholders’ equity [1]	6,905,719	3,444,154
Total liabilities and shareholders’ equity	10,587,713	7,260,815
Authorized ordinary shares (nominal value)	700,000	700,000
Issued and outstanding ordinary shares (nominal value)	485,046	413,669

1	The September 30, 2012 balance includes an amount of EUR 3,016.1 million related to the share issuance to Samsung and Intel in connection to the Customer Co-Investment Program. On October 31, 2012 the Company issued ordinary shares to TSMC for an aggregated purchase price of EUR 837.8 million. In the fourth quarter of 2012 the total amount (EUR 3,853.9 million) of net proceeds from the share issuance will be returned to shareholders (excluding Participating Customers) via a Synthetic Share Buyback. The expected number of ordinary outstanding shares subsequent to the Synthetic Share Buyback will approximately amount to 419.9 million shares (excluding treasury shares).

Consolidated Statements of Cash flows – Nine month period September 30, 2012 and September 25, 2011

	Nine months ended,
	Sep 30,	Sep 25,
	2012	2011
(in thousands)	EUR	EUR

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	848,574	1,182,302

Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	143,148	125,047
Impairment	2,735	9,788
Loss on disposal of property, plant and equipment	2,084	2,171
Share-based payments	13,591	8,806
Allowance for doubtful receivables	803	320
Allowance for obsolete inventory	108,019	37,286
Deferred income taxes	47,849	35,660
Changes in assets and liabilities	(207,875)	536,699
Net cash provided by operating activities	958,928	1,938,079
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(136,240)	(207,100)
Purchase of intangible assets	(3,270)	—
Purchase of available for sale securities	(1,289,989)	—
Maturity of available for sale securities	249,998	—
Net cash used in investing activities	(1,179,501)	(207,100)
CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	(188,892)	(172,645)
Purchase of shares	(269,806)	(539,381)
Net proceeds from issuance of shares	3,067,080 [1]	26,099
Deposits from customers	—	(150,000)
Repayment of debt	(1,996)	(1,881)
Tax benefit from share-based payments	1,567	—
Net cash provided by (used in) financing activities	2,607,953	(837,808)
Net cash flows	2,387,380	893,171
Effect of changes in currency rates on cash	(379)	(4,897)
Net increase in cash and cash equivalents	2,387,001	888,274
Cash and cash equivalents at the beginning of the nine month period	2,731,782	1,949,834
Cash and cash equivalents at the end of the nine month period	5,118,783	2,838,108

1	The net proceeds from issuance of shares includes an amount of EUR 3,016.1 million related to the share issuance to Samsung and Intel in connection to the Customer Co-Investment Program. On October 31, 2012 the Company issued ordinary shares to TSMC for an aggregated purchase price of EUR 837.8 million. In the fourth quarter of 2012 the total amount (EUR 3,853.9 million) of net proceeds from the share issuance will be returned to shareholders (excluding Participating Customers) via a Synthetic Share Buyback. The expected number of ordinary outstanding shares subsequent to the Synthetic Share Buyback will approximately amount to 419.9 million shares (excluding treasury shares).

.

Consolidated Statement of Shareholders’ Equity – Nine month period ended September 30, 2012

	Issued and outstanding shares
(in thousands)	Number [1]	Amount EUR	Share premium EUR	Treasury shares at cost EUR	Retained earnings EUR	Accumulated other comprehensive income EUR	Total EUR

Balance at December 31, 2011	413,669	38,354	473,043	(416,417)	3,270,703	78,471	3,444,154

Components of comprehensive income:

Net income	—	—	—	—	848,574	—	848,574

Foreign Currency Translation, net of taxes	—	—	—	—	—	1,965	1,965

Financial instruments, net of taxes	—	—	—	—	—	(12,514)	(12,514)

Issuance of shares Customer Co-Investment Program[2]	75,573	6,802	3,009,335	—	—	—	3,016,137

Purchase of treasury shares	(7,542)	—	—	(269,806)	—	—	(269,806)

Cancellation of treasury shares	—	(1,030)	—	294,752	(293,722)	—	—

Share-based payments	—	—	13,591	—	—	—	13,591

Issuance of shares	3,346	301	(4,080)	59,004	(4,282)	—	50,943

Dividend paid	—	—	—	—	(188,892)	—	(188,892)

Tax benefit from share based payments	—	—	1,567	—	—	—	1,567

Balance at September 30, 2012	485,046	44,427	3,493,456	(332,467)	3,632,381	67,922	6,905,719

1	As of September 30, 2012, the number of issued shares was 495,425,966. This includes the number of issued and outstanding shares of 485,046,418 and the number of treasury shares of 10,379,548. As of December 31, 2011, the number of issued shares was 431,294,790. This includes the number of issued and outstanding shares of 413,669,257 and the number of treasury shares of 17,625,533.
2	The September 30, 2012 balance includes an amount of EUR 3,016.1 million related to the share issuance to Samsung and Intel in connection to the Customer Co-Investment Program. On October 31, 2012 the Company issued ordinary shares to TSMC for an aggregated purchase price of EUR 837.8 million. In the fourth quarter of 2012 the total amount (EUR 3,853.9 million) of net proceeds from the share issuance will be returned to shareholders (excluding Participating Customers) via a Synthetic Share Buyback. The expected number of ordinary outstanding shares subsequent to the Synthetic Share Buyback will approximately amount to 419.9 million shares (excluding treasury shares).

Footnotes to the U.S. GAAP Condensed Consolidated Interim Financial Statements

Basis of presentation

The condensed consolidated interim financial statements are presented herein and, in the opinion of management, reflect all adjustments of a normal recurring nature necessary for a fair presentation. Interim results are not necessarily indicative of results for a full year. The unaudited condensed consolidated interim financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures normally included in the annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) have been omitted pursuant to those rules and regulations, but the Company believes that the disclosures included herein are adequate to make the information presented not misleading. The condensed consolidated interim financial statements and notes included herein should be read in conjunction with the annual consolidated financial statements and notes for the year ended December 31, 2011 included in ASML’s Annual Report on Form 20-F filed with the SEC on February 14, 2012.

Principles of consolidation

The condensed consolidated interim financial statements include the financial statements of ASML Holding N.V. and all of its subsidiaries and the variable interest entities in which ASML is the primary beneficiary (together referred to as “ASML” or the “Company”). Subsidiaries are all entities over which ASML has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. All intercompany profits, balances and transactions have been eliminated in the consolidation.

Use of estimates

The preparation of ASML’s condensed consolidated interim financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities on the balance sheet dates, and the reported amounts of revenue and expenses during the reported periods. Actual results could differ from those estimates.

Accounting policies

New Accounting Policies

Short-term investments

Investments with remaining maturities longer than three months and less than one year at the date of acquisition are presented as short-term investments. The short-term investments are classified as available-for-sale securities and are stated at fair value. Gains and losses, other than impairments, interest income and foreign exchange results, are recognized in comprehensive income until the short-term investments are derecognized. Upon derecognition the cumulative gain or loss recognized in comprehensive income is reclassified to the consolidated statement of operations.

ASML’s available-for-sale securities consist of Dutch Treasury Certificates and deposits with the Dutch Government. Dutch Treasury Certificates are traded in an active market and the fair value is determined based on quoted market prices (Fair value hierarchy: Level 1). The fair value of deposits is determined with reference to quoted market prices of similar instruments or discounted cash flow analyses (Fair value hierarchy: Level 2).

Adoption of New Accounting Pronouncements

In June 2011, the FASB issued ASU No. 2011-05, “Comprehensive Income (Topic 220)”. Under the ASU, an entity has the option to present comprehensive income in either one continuous statement or two consecutive financial statements. Under both options, an entity is required to present each component of net income along with total net income, each component of other comprehensive income (“OCI”) along with a total for OCI and a total amount for comprehensive income. The option under current guidance which permits the presentation of components of OCI as part of the statement of changes in shareholders’ equity has been eliminated. In December 2011, the FASB issued ASU 2011-12 which indefinitely defers certain provisions of ASU 2011-05, the main deferred provision relating to a requirement for entities to present reclassification adjustments out of accumulated OCI by component in both the statements in which net income is presented and the statement in which OCI in any period is presented. The ASU is effective for annual and interim periods beginning after December 15, 2011. The Company has early adopted this standard; adoption had no impact on our condensed consolidated interim financial statements.

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-04, “Fair Value Measurement (Topic 820)”. The amendments in this ASU generally represent clarifications of Topic 820 but also results in common principles and requirements for measuring fair value and for disclosing information about fair value measurements in accordance with U.S. GAAP and IFRS. The ASU is effective for annual periods beginning after December 15, 2011. The Company has adopted this standard as of January 1, 2012, adoption had no impact our condensed consolidated interim financial statements.

New Accounting Pronouncements

In December 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-11 “Disclosures about Offsetting Assets and Liabilities”. Under the new guidance, the entities must disclose both gross information and net information about both instruments and transactions eligible for offset on the balance sheet in accordance with the offsetting guidance in ASC 210-20-45 or ASC 815-10-45, and instruments and transactions subject to an agreement similar to a master netting arrangement. The new guidance will be effective for fiscal periods beginning on or after January 1, 2013 and interim periods within those annual periods. Other than requiring some additional disclosures, we do not anticipate material impacts on our consolidated financial statements upon adoption.

In July 2012, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2012-02 “Testing Indefinite-Lived Intangible Assets for Impairment”. This ASU amends the guidance in ASC 350-30 on testing indefinite-lived intangible assets, other than goodwill, for impairment. The FASB issued the ASU in response to feedback on ASU 2011-08, which amended the goodwill impairment testing requirements by allowing an entity to perform a qualitative impairment assessment before proceeding to the two-step impairment test. The new guidance will be effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. The ASU 2012-02 will not have any effect on our consolidated financial statements.

1.	Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement hierarchy prioritizes the inputs to valuation techniques used to measure fair value as follows:

•	Level 1: Valuations based on inputs such as quoted prices for identical assets or liabilities in active markets that the entity has the ability to access.

•

Level 2: Valuations based on inputs other than level 1 inputs such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

•	Level 3: Valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). A financial instrument’s fair value classification is based on the lowest level of any input that is significant in the fair value measurement hierarchy.

Financial assets and financial liabilities measured at fair value on a recurring basis

Investments in money market funds (as part of our cash and cash equivalents) have fair value measurements which are all based on quoted prices for identical assets or liabilities.

The Company’s available-for-sale securities consist of Dutch Treasury Certificates and deposits with the Dutch government. Dutch Treasury certificates are traded in an active market and the fair value is determined based on quoted market prices for identical assets or liabilities. The fair value of deposits is determined with reference to quoted market price for similar assets or discounted cash flow analyses.

The principal market in which ASML executes its derivative contracts is the institutional market in an over-the-counter environment with a high level of price transparency. The market participants are large commercial banks. The valuation inputs for ASML’s derivative contracts are based on quoted prices and quoted pricing intervals from public data sources; they do not involve management judgment.

The valuation technique used to determine the fair value of forward contracts (used for hedging purposes) approximates the Net Present Value technique which is the estimated amount that a bank would receive or pay to terminate the forward contracts at the reporting date, taking into account current interest rates and current exchange rates.

The valuation technique used to determine the fair value of interest rate swaps (used for hedging purposes) is the Net Present Value technique which is the estimated amount that a bank would receive or pay to terminate the swap agreements at the reporting date, taking into account current interest rates.

ASML’s 5.75 percent senior notes due 2017 (the “Eurobond”) serve as a hedged item in a fair value hedge relationship in which ASML hedges the variability of changes in the fair value of the Company’s Eurobond due to changes in market interest rates. The fair value changes of the interest rate swaps are recorded on the balance sheet under derivative financial instruments (within other current and non-current assets). Therefore, the carrying amount is only adjusted for fair value changes in interest rate swaps.

The following table presents the Company’s financial assets and financial liabilities that are measured at fair value on a recurring basis:

As of September 30, 2012	Level 1	Level 2	Level 3	Total
(in thousands)	EUR	EUR	EUR	EUR
Assets
Derivative financial instruments [1]	—	135,923	—	135,923
Money market funds [2]	559,098	—	—	559,098
Short-term investments [3]	289,974	750,017	—	1,039,991
Total	849,072	885,940	—	1,735,012

Liabilities
Long-term debt [4]	—	749,909	—	749,909
Derivative financial instruments [1]	—	10,922	—	10,922
Total	—	760,831	—	760,831

As of December 31, 2011	Level 1	Level 2	Level 3	Total
(in thousands)	EUR	EUR	EUR	EUR
Assets
Derivative financial instruments [1]	—	126,351	—	126,351
Money market funds [2]	369,238	—	—	369,238
Total	369,238	126,351	—	495,589

Liabilities
Long-term debt [4]	—	736,368	—	736,368
Derivative financial instruments [1]	—	40,359	—	40,359
Total	—	776,727	—	776,727

1	Derivative financial instruments consist of forward contracts and interest rate swaps.
2	Money market funds are part of ASML’s cash and cash equivalents.
3	Short term investments consist of Dutch Treasury Certificates and deposits with the Dutch government.
4	Long-term debt mainly relates to the Company’s EUR 600.0 million Eurobond and excludes accrued interest.

As of September 30, 2012 and December 31, 2011, the Company did not have any assets or liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) in its consolidated balance sheets.

There were no transfers between levels in the nine month period ending September 30, 2012 and the year ended on December 31, 2011.

Assets and liabilities measured at fair value on a nonrecurring basis

During the nine months ended September 30, 2012, the Company recorded impairment charges of EUR 2.7 million on property, plant and equipment. The impairment charges mainly relate to furniture, fixture and other equipment with respect to technical equipment and software which have ceased to be used. The impairment charges were determined based on the difference between the assets’ estimated fair value (being EUR 0.1 million) and their carrying amount. ASML did not record any impairment charges in other intangible assets or goodwill during the nine months ended September 30, 2012.

During the year ended December 31, 2011, the Company recorded impairment charges of EUR 12.3 million on property, plant and equipment. The impairment charges mainly related to machinery and equipment and furniture, fixture and other equipment with respect to technical equipment and software which are ceased to be used. The impairment charges were determined based on the difference between the assets’ estimated fair value (being EUR 1.9 million) and their carrying amount. ASML did not record any impairment charges in goodwill or other intangible assets during the year ended on December 31, 2011.

2.	Financial Risk Management

ASML is exposed to certain financial risks such as market risk (including foreign currency exchange risk and interest rate risk), credit risk, liquidity risk and capital risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potentially adverse effects on the Company’s financial performance. The Company uses derivative instruments to hedge certain risk exposures. None of the transactions are entered into for trading or speculative purposes. The Company believes that market information is the most reliable and transparent measure for its derivative instruments that is measured at fair value.

Foreign currency exchange risk management

The Company’s sales are predominately denominated in euros. Exceptions may occur on a customer-by-customer basis. ASML’s cost of sales and other expenses are mainly denominated in euros, to a certain extent in U.S. dollar and Japanese yen and to a limited extent in other currencies. Therefore, the Company is exposed to foreign currency risk. It is the Company’s policy to hedge material transaction exposures, such as forecasted sales and purchase transactions, and material net remeasurement exposures, such as accounts receivable and payable. The Company hedges these exposures through the use of foreign exchange contracts.

As of September 30, 2012 shareholders’ equity includes EUR 1.7 million loss (net of taxes: EUR 1.5 million loss; December 31, 2011: EUR 4.4 million loss) representing the total anticipated loss to be charged to sales, and EUR 5.0 million loss (net of taxes: EUR 4.5 million loss; December 31, 2011: EUR 10.3 million gain) to be charged to cost of sales, which will offset the EUR equivalent of foreign currency denominated forecasted sales and purchase transactions. All amounts are expected to be recognized over the next 12 months. The effectiveness of all contracts for which ASML applies hedge accounting is monitored on a quarterly basis throughout the life of the hedges. During the first nine months of 2012, no ineffective hedge relationships were identified. During the year ended on December 31, 2011 a loss of EUR 0.2 million was recognized relating to ineffective cash flow hedges.

Interest rate risk management

The Company has interest-bearing assets and liabilities that expose the Company to fluctuations in market interest rates. The Company uses interest rate swaps to align the interest-typical terms of interest-bearing assets with the interest-typical terms of interest-bearing liabilities. There may be residual interest rate risk to the extent the asset and liability positions do not fully offset.

As part of its hedging policy, the Company uses interest rate swaps to hedge changes in fair value of its Eurobond due to changes in market interest rates, thereby offsetting the variability of future interest receipts on part of its cash and cash equivalents. During the first nine months of 2012 and the year ended on December 31, 2011 the hedge was 100 percent effective in hedging the fair value exposure to interest rate movements. The changes in fair value of the Eurobond were included at the same time in the consolidated statement of operations as the changes in the fair value of the interest rate swaps.

Furthermore, as part of its hedging policy, the Company uses interest rate swaps to hedge the variability of future interest cash flows relating to certain of its operating lease obligations. During the first nine months of 2012 and the year ended on December 31, 2011, these hedges were 100 percent effective in hedging the cash flow exposure to interest rate movements.

Financial instruments

The Company uses forward foreign exchange contracts to manage its currency risk and interest rate swaps to manage its interest rate risk. The following table summarizes the notional amounts and estimated fair values of the Company’s financial instruments:

	As of Sep 30, 2012		As of Dec 31, 2011
	Notional amount	Fair Value	Notional amount	Fair Value
(in thousands)	EUR	EUR	EUR	EUR

Forward foreign exchange contracts [1]	110,053	8,720	389,579	(23,999)

Interest rate swaps [2]	624,900	116,280	641,500	109,991

1	Relates to forward contracts assigned as a hedge to forecasted sales and purchase transactions and to monetary assets and liabilities, mainly in U.S. dollar and Japanese Yen.
2	Relates to interest rate swaps assigned as a hedge to interest bearing assets and liabilities, mainly related to the Eurobond; the fair value of the interest rate swaps includes accrued interest.

The following table summarizes the Company’s derivative financial instruments per category:

	As of Sep 30, 2012		As of Dec 31, 2011
	Assets	Liabilities	Assets	Liabilities
(in thousands)	EUR	EUR	EUR	EUR
Interest rate swaps - cash flow hedges	—	4,691	—	3,933
Interest rate swaps - fair value hedges	120,971	—	113,924	—
Forward foreign exchange contracts - cash flow hedges	2,787	5,952	11,332	3,019
Forward foreign exchange contracts - other hedges (no hedge accounting)	12,165	279	1,095	33,407
Total	135,923	10,922	126,351	40,359

Less non-current portion:
Interest rate swaps - cash flow hedges	—	3,678	—	3,210
Interest rate swaps - fair value hedges	93,980	—	92,534	—
Total non-current portion	93,980	3,678	92,534	3,210

Total current portion	41,943	7,244	33,817	37,149

The fair value part of a hedging derivative that has a remaining term of 12 months or less after balance sheet date is classified as a current asset or liability. When the fair value part of a hedging derivative has a term of more than 12 months after balance sheet date, it is classified as non-current. The current portion of derivative financial instruments is included in respectively other current assets and current accrued and other liabilities in the balance sheet. The non-current portion of derivative financial instruments is included in, respectively, other non-current assets and non-current accrued and other liabilities in the balance sheet.

Foreign exchange contracts

The notional principal amounts of the outstanding forward foreign exchange contracts in the main currencies U.S. dollar and Japanese yen at September 30, 2012 are U.S. dollar 29.7 million and Japanese yen 7.7 billion (December 31, 2011: U.S. dollar 48.9 million and Japanese yen 37.2 billion).

The hedged highly probable forecasted transactions denominated in foreign currency are expected to occur at various dates during the coming 12 months. Gains and losses recognized in other comprehensive income (in equity) on forward contracts as of September 30, 2012 will be recognized in the consolidated statement of operations in the period or periods during which the hedged forecasted transaction affects the consolidated statement of operations.

During the first nine months of 2012, we recognized a gain before tax of EUR 7.0 million (during the first nine months of 2011: EUR 54.7 million loss before tax) in the consolidated statement of operations resulting from effective cash flow hedges for forecasted sales and purchase transactions that occurred in the year. Furthermore, we recognized a gain of EUR 2.3 million in the consolidated statement of operations resulting from derivative financial instruments measured at fair value through profit or loss (during the first nine months of 2011: EUR 18.2 million loss).

Interest rate swaps

The notional principal amounts of the outstanding interest rate swap contracts as of September 30, 2012 were EUR 624.9 million (December 31, 2011: EUR 641.5 million).

Credit risk management

Financial instruments that potentially subject ASML to significant concentrations of credit risk consist principally of cash and cash equivalents, short-term investments, derivative instruments used in hedging activities and accounts receivable.

Cash and cash equivalents, short-term investments and derivative instruments used in hedging activities contain an element of risk of the counterparties being unable to meet their obligations. Our risk management program focuses appropriately on the current environment of uncertainty in the financial markets, especially in the euro-zone. ASML invests its cash and cash equivalents and short-term investments in short-term deposits with high-rated financial institutions and the Dutch government, in Dutch Treasury Certificates and in AAAm-rated money market funds that invest in high-rated short-term debt securities of financial institutions and governments. To mitigate the risk that any of our counterparties in hedging transactions is unable to meet its obligations, ASML only enters into transactions with a limited number of major financial institutions that have high credit ratings and closely monitors the creditworthiness of its counterparties. Concentration risk is mitigated by limiting the exposure on a single counterparty.

ASML’s customers consist of Integrated Circuit (“IC”) manufacturers located throughout the world. ASML performs ongoing credit evaluations of its customers’ financial condition. ASML takes additional measures to mitigate credit risk when considered appropriate by means of e.g. down payments, letters of credit, and retention of ownership provisions in contracts. Retention of ownership enables ASML to recover the systems in the event a customer defaults on payment.

Liquidity risk management

ASML’s liquidity needs are affected by many factors, some of which are based on the normal ongoing operations of the business, and others that relate to the uncertainties of the global economy and the semiconductor industry. Since our cash requirements fluctuate based on the timing and extent of these factors, ASML seeks to ensure that its sources of liquidity will be sufficient to satisfy its liquidity requirements throughout every phase of the industry cycles.

ASML’s principal sources of liquidity consist of cash flows from operations, cash and cash equivalents, short-term investments and available credit facilities. In addition, ASML may from time to time raise additional capital in debt and equity markets. ASML’s goal is to remain an investment grade rated company and maintain a capital structure that supports this. ASML intends to return cash to its shareholders on a regular basis in the form of dividend payments and, subject to our actual and anticipated liquidity requirements and other relevant factors, share buy backs or repayment of capital.

3.	Earnings Per Share

Nine months ended,	Sep 30, 2012		Sep 25, 2011
(in thousands, except per share data)	EUR		EUR

Net income	848,574		1,182,302

Weighted average number of shares outstanding during the nine months ended (after deduction of treasury stock)	414,570	[2]	429,175

Basic net income per ordinary share	2.05		2.75

Weighted average number of shares:	414,570	[2]	429,175
Plus shares applicable to:

Options and restricted shares [1]	3,070		3,632

Dilutive potential ordinary shares	3,070		3,632

Adjusted weighted average number of shares	417,640	[2]	432,807

Diluted net income per ordinary share [1]	2.03		2.73

1	The calculation of diluted net income per ordinary share assumes the exercise of options issued under the ASML stock option plans and the issuances of shares under the ASML share plans for periods in which exercises or issuances would have a dilutive effect. The calculation of diluted net income per ordinary share does not assume exercise of such options or issuance of shares when such exercises or issuance would be anti-dilutive.
2	The weighted average number of shares does not incorporate the potential effects as result of the Synthetic Share Buyback which will be effectuated during the fourth quarter of 2012.

4.	Dividend and Share Buy Backs

As part of our financing policy, we aim to pay an annual dividend that will be stable or growing over time. Annually, the Board of Management will, upon prior approval from the Supervisory Board, submit a proposal to the Annual General Meeting of Shareholders with respect to the amount of dividend to be declared with respect to prior year.

In the Annual General Meeting of Shareholders of April 25, 2012, a dividend of EUR 0.46 per ordinary share of EUR 0.09 nominal value was adopted for 2011. As a result, a total dividend amount of EUR 188.9 million was paid to our shareholders in May 2012.

In the Annual General Meeting of Shareholders of April 20, 2011, a dividend of EUR 0.40 per ordinary share of EUR 0.09 nominal value was adopted for 2010. As a result, a total dividend amount of EUR 172.6 million was paid to our shareholders in May 2011.

In addition to dividend payments, we intend to return cash to our shareholders on a regular basis through share buy backs or repayment of capital, subject to our actual and anticipated level of cash generated from operations, the cash requirements for investment in our business, our current share price and other market conditions and relevant factors.

On January 18, 2012, ASML announced to increase the size of its existing share buyback program (announced on January 19, 2011) to a maximum amount of EUR 1,130 million to be completed in 2012. Since the start of this program in 2011 up to September 30, 2012 ASML has purchased 33.2 million ordinary shares of the Company (“Ordinary Shares”) for a total amount of EUR 969.6 million. The repurchased shares have been, or will be cancelled.

Furthermore, on January 18, 2012, ASML announced its intention to purchase up to 2.2 million of additional shares during 2012 for the purpose of covering outstanding employee stock and stock option plans. These shares will be held as treasury shares pending delivery pursuant to such plans. Up to September 30, 2012 no shares had yet been purchased under this program.

Following the announcement of the Customer Co-Investment Program on July 9, 2012, ASML had suspended its regular share buyback programs between July 10, 2012 and October 18, 2012 (for further details please see note 12).

5.	Short-term Investments

Short-term investments consist of the following:

As of September 30, 2012 (in thousands)	Cost basis EUR	Unrealized Gains EUR	Unrealized Losses EUR	Recorded Basis EUR
Dutch Treasury Certificates	289,974	—	—	289,974
Deposits	750,017	—	—	750,017
Total	1,039,991	—	—	1,039,991

As at December 31, 2011, ASML had no short-term investments.

Short-term investments have insignificant interest rate risk and have remaining maturities longer than three months and less than one year at the date of acquisition.

6.	Accounts Receivable

Accounts receivable consist of the following:

(in thousands)	Sep 30, 2012 EUR	Dec 31, 2011 EUR

Accounts receivable, gross	329,327	883,209
Allowance for doubtful receivables	(2,523)	(2,582)

Accounts receivable, net	326,804	880,627

The carrying amount of the accounts receivable approximates the fair value. ASML performs ongoing credit evaluations of its customers’ financial condition. ASML regularly reviews whether an allowance for credit losses is needed by considering factors such as historical payment experience, credit quality, age of the accounts receivables balances and current economic conditions that may affect a customer’s ability to pay.

7.	Finance Receivables

Finance receivables consist of net investment in sales-type leases. The following table lists the components of the finance receivables as of September 30, 2012 and December 31, 2011:

(in thousands)	Sep 30, 2012 EUR	Dec 31, 2011 EUR
Finance receivables, gross	273,262	78,853
Unearned interest	(6,891)	—
Finance receivables, net	266,371	78,853
Current portion of finance receivables, gross	228,518	78,853
Current portion of unearned interest	(6,891)	—
Non-current portion of finance receivables, net	44,744	—

The credit quality of the Company’s finance receivables that are neither past due nor impaired is monitored as ASML performs on-going credit evaluations of its customers’ financial condition. ASML regularly reviews whether an allowance for credit losses is needed by considering factors such as historical payment experience, credit quality, age of the finance receivables balances and current economic conditions that may affect a customer’s ability to pay. In the first nine months of 2012 and in the year ended December 31, 2011, the Company did not record any expected credit losses from finance receivables.

8.	Inventories

Inventories consists of the following:

(in thousands)	Sep 30, 2012 EUR	Dec 31, 2011 EUR
Raw materials	301,866	258,712
Work-in-process	1,226,030	1,026,872
Finished products	668,618	532,556

Inventories, gross	2,196,514	1,818,140
Allowance for obsolescence and/or lower market value	(276,476)	(193,513)
Inventories, net	1,920,038	1,624,627

A summary of activity in the allowance for obsolescence and/or lower market value is as follows:

(in thousands)	Nine months ended, Sep 30, 2012 EUR	Year ended, Dec 31, 2011 EUR
Balance at beginning of year	(193,513)	(189,235)
Addition for the year	(107,987)	(60,300)
Effect of changes in exchange rates	(37)	(883)
Utilization of the provision	25,061	56,905
Allowance for obsolescence and/or lower market value	(276,476)	(193,513)

The allowance for obsolescence and/or lower market value increased by EUR 83.0 million to EUR 276.5 million as of September 30, 2012 from EUR 193.5 million as of December 31, 2011. The increase in the allowance for obsolescence is explained by additions of EUR 108.0 million mainly relating to inventory which became obsolete due to technological development and design changes, partly offset by ordinary utilization of the provision of EUR 25.1 million.

9.	Accrued and Other Liabilities

Accrued and other liabilities consists of the following:

(in thousands)	Sep 30, 2012 EUR	Dec 31, 2011 EUR
Deferred revenue	734,716	816,045
Costs to be paid	279,024	260,651
Down payments from customers	1,061,339	1,057,046
Personnel related items	182,294	212,059
Derivative instruments	10,923	40,359
Standard warranty reserve	30,785	43,273
Other	2,593	2,313
Accrued and other liabilities	2,301,674	2,431,746
Less: non-current portion of accrued and other liabilities [1]	408,971	663,099
Current portion of accrued and other liabilities	1,892,703	1,768,647

1	The main part of the non-current portion of accrued and other liabilities relates to down payments received from customers regarding future shipments of EUV systems.

10.	Income Tax

Income tax expense is recognized based on management’s best estimate of the annual income tax rate for the full financial year.

11.	Segment Disclosure

We operate in one reportable segment for the development, manufacturing, marketing and servicing of lithography equipment. In accordance with ASC 280, our Chief Executive Officer has been identified as the chief operating decision-maker, who reviews operating results to make decisions about allocating resources and assessing performance of ASML.

Management reporting includes net system sales figures of new and used systems. Net sales for new and used systems were as follows:

	Nine months ended,
(in millions)	Sep 30, 2012 EUR	Sep 25, 2011 EUR
New systems	2,938.7	3,822.1
Used systems	96.4	69.1
Net system sales	3,035.1	3,891.2

For geographical reporting, total net sales are attributed to the geographic location in which the customers’ facilities are located. Identifiable assets are attributed to the geographic location in which these assets are located. Net sales and identifiable assets (total assets excluding goodwill and other intangible assets) by geographic region were as follows:

	Nine months ended,
Total net sales (in millions)	Sep 30, 2012 EUR	Sep 25, 2011 EUR
Japan	249.1	315.0
Korea	1,154.3	928.1
Singapore	43.7	406.4
Taiwan	1,019.9	903.6
Rest of Asia	169.7	399.6
Europe	210.3	357.7
United States	861.5	1,129.7
Total	3,708.5	4,440.1

Identifiable assets (in millions)	Sep 30, 2012 EUR	Dec 31, 2011 EUR
Japan	158.9	414.3
Korea	80.5	56.8
Singapore	17.3	14.2
Taiwan	97.6	87.8
Rest of Asia	1,055.5	817.5
Europe	8,576.8	5,207.5
United States	448.1	508.3
Total	10,434.7	7,106.4

In the nine month period ended September 30, 2012, recognized sales to our largest customer accounted for EUR 963.5 million or 26.0 percent of net sales. In the nine month period ended September 25, 2011, recognized sales to our largest customer accounted for EUR 903.3 million or 20.3 percent of net sales.

Substantially all of our sales were export sales in the nine month period ended September 30, 2012 and September 25, 2011.

Our three largest customers (based on net sales) accounted for 66.3 percent of accounts receivable at September 30, 2012 and 40.7 percent of accounts receivable as of December 31, 2011.

12.	Customer Co-Investment Program

Overview

On July 9, 2012, ASML announced its Customer Co-Investment Program, which involved a commitment by customers of ASML to provide non-recurring research and development engineering (“NRE”) funding for next generation lithography technologies, together with an entitlement for those customers committing to such funding to invest in Ordinary Shares up to an aggregate for all Participating Customers of 25% of ASML’s issued share capital (measured after the Synthetic Share Buyback as discussed below) with the proceeds of the share issuances being returned to the holders of Ordinary Shares (excluding the Participating Customers) through a Synthetic Share Buyback.

Intel, TSMC and Samsung (“Participating Customers”) participate in the Customer Co-Investment Program. The Participating Customers contribute funds to ASML’s R&D projects which creates risk sharing while the results of ASML’s development programs will be available to every semiconductor manufacturer with no restrictions. The equity investment by the Participating Customers gives those customers an economic interest in the success of ASML’s development efforts.

Shareholder Approval

On September 7, 2012, the Extraordinary General Meeting of Shareholders (“EGM”) authorized the Board of Management from September 7, 2012 through July 31, 2013 to issue shares or rights to subscribe for shares (and exclude pre-emption rights relating to those shares) in the capital of the Company up to 25% of the issued share capital of the Company on April 25, 2012 in connection with the Customer Co-Investment Program, subject to Supervisory Board approval. The EGM also authorized the Synthetic Share Buyback.

Share Issuances

On September 12, 2012 and October 31, 2012, ASML issued Ordinary Shares (23%) in connection with the Customer Co-Investment Program to certain Dutch foundations (“Stichtingen” and each a “Stichting”) by way of administration, and the Stichtingen in turn have issued a corresponding number of Depositary Receipts to the Participating Customers. The Participating Customers are not permitted to vote those Ordinary Shares except in exceptional circumstances. The Participating Customers have also agreed to lock-up restrictions as well as standstill restrictions.

ASML will use all of the net proceeds of the issue to make a capital re-payment on all of the issued Ordinary Shares except for the Ordinary Shares held by the Stichtingen.

Synthetic Share Buyback

On November 24, 2012, ASML intends to execute a synthetic share buyback (the “Synthetic Share Buyback”) which involved five consecutive changes of the Articles of Association of the Company pursuant to which (i) ordinary shares M are created and all Ordinary Shares held by the Customer Stichtingen are converted into class M shares and all other Ordinary Shares are converted into ordinary shares A, (ii) the par value of the ordinary shares A will be increased at the expense of the share premium reserve, (iii) the issued share capital will be reduced by decreasing the nominal value of the ordinary shares A resulting in repayment of an amount of EUR 9.18 per share to holders of ordinary shares A or to holders of Ordinary Shares into which the ordinary shares A would be converted, (iv) the ordinary shares A will be exchanged at a ratio of 77 for 100 and (v) the share class M and share class A will be deleted and the ordinary shares M and the ordinary shares A will be converted into Ordinary Shares. The expected number of outstanding Ordinary Shares subsequent to the Synthetic Share Buyback will approximately amount to 419.9 million shares (excluding treasury shares).

NRE Funding

The R&D funding program in the Customer Co-Investment Program consists of two funding projects: a 450mm technology development project and a next-generation EUV development project. ASML has entered into NRE Funding Agreements with the Participating Customers.

13.	Legal Contingencies

ASML is party to various legal proceedings generally incidental to its business. ASML also faces exposures from other actual or potential claims and legal proceedings. In addition, ASML customers may be subject to claims of infringement from third parties alleging that the ASML equipment used by those customers in the manufacture of semiconductor products, and/or the methods relating to use of the ASML equipment, infringes one or more patents issued to those third parties. If these claims were successful, ASML could be required to indemnify such customers for some or all of any losses incurred or damages assessed against them as a result of that infringement.

The Company accrues for legal costs related to litigation in its statement of operations at the time when the related legal services are actually provided to ASML. In the nine month period ending September 30, 2012 and September 25, 2011, no estimated losses were recorded as a charge to the Company’s consolidated statement of operations.

From late 2001 through 2004, the Company was party to a series of civil litigations and administrative proceedings in which Nikon alleged ASML’s infringement of Nikon patents relating to lithography. ASML in turn filed claims against Nikon. Pursuant to agreements executed on December 10, 2004, ASML, Zeiss and Nikon agreed to settle all pending worldwide patent litigation between the companies. The settlement included an exchange of releases, a patent Cross-License agreement related to lithography equipment used to manufacture semiconductor devices (the “Nikon Cross-License Agreement”) and payments to Nikon by ASML and Zeiss. In connection with the settlement, ASML and Zeiss made settlement payments to Nikon from 2004 to 2007. The license period for certain patents subject to the Nikon Cross-License Agreement, which were not perpetually licensed, ended on December 31, 2009. Pursuant to the terms of the Nikon Cross-License Agreement, the parties have agreed, from January 1, 2010 to December 31, 2014 (the “Cross-License Transition Period”), not to bring suit for claims related to infringement of those patents or for claims related to infringement of patents issued during the Cross-License Transition Period. However, beginning on January 1, 2015, the parties may bring suit for infringement of patents subject to the Nikon Cross-License Agreement, including any infringement that occurred during the Cross-License Transition Period. Damages related to claims for patent infringement occurring during the Cross-License Transition Period are limited to three percent of the net sales price of products utilizing patents that are valid and enforceable.

14.	Subsequent Events

Merger Agreement

On October 16 2012, ASML entered into a merger agreement (the “Merger Agreement”) with Cymer, Inc. (“Cymer”), a Nevada corporation. Pursuant to the merger agreement, ASML will acquire each share of Cymer’s common stock for consideration per Cymer share of $20.00 in cash and ordinary shares of ASML equal to a fixed ratio of 1.1502 ASML ordinary shares per share of Cymer common stock. The Merger Agreement provides for two mergers, which will occur in immediate succession. First, Kona Acquisition Company, Inc. (“Kona Acquisition”), a Nevada corporation and a wholly owned subsidiary of ASML US Inc. (“ASML US”), a Delaware corporation and an indirect wholly owned subsidiary of ASML, will merge with and into Cymer. Cymer will survive the first step merger as a wholly owned subsidiary of ASML US. Immediately thereafter, Cymer will merge with and into Kona Technologies, LLC (“Kona Technologies”), a Delaware limited liability company and wholly owned subsidiary of ASML US. Kona Technologies will survive the second step merger as a wholly owned subsidiary of ASML US. The merger is expected to be completed in the first half of 2013 and is subject to customary closing conditions, including the accuracy of the parties’ representations and warranties, the absence of certain material adverse events, the receipt of regulatory approvals, and approval by Cymer’s shareholders.

The Merger Agreement provides for certain termination rights for both ASML and Cymer, including termination by either party if the merger is not consummated by July 16, 2013 (unless such date is extended by mutual agreement) or in connection with an unsolicited superior proposal to acquire Cymer. Upon termination of the Merger Agreement under specified circumstances, Cymer may be required to pay ASML a termination fee of $75 million.

Share Issuance

On October 31, 2012, ASML issued 20,992,625 Ordinary Shares to TSMC for an aggregate purchase price of EUR 837.8 million in connection with the Customer Co-Investment Program. The shares were issued to a Stichting established for holding such shares for TSMC. The Stichting issued a corresponding number of depositary receipts to a wholly owned subsidiary of TSMC.

Synthetic Share Buyback

On November 24, 2012, ASML intends to execute the Synthetic Share Buyback as discussed in note 12.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Set out below are consolidated statements of operations data for ASML (also referred to as “we” or ”us”) the nine month period ended September 30, 2012 and September 25, 2011:

	Nine months ended,
(in thousands, except per share data)	Sep 30, 2012 EUR		Sep 25, 2011 EUR

Total net sales	3,708,504		4,440,122
Cost of sales	2,123,461		2,487,134
Gross profit on sales	1,585,043		1,952,988
Research and development costs	433,754		439,879
Selling, general and administrative costs	179,861		161,556
Operating income	971,428		1,351,553

Interest income (expense), net	(2,736)		5,854
Income before income taxes	968,692		1,357,407

Provision for income taxes	(120,118)		(175,105)
Net income	848,574		1,182,302

Basic net income per ordinary share	2.05		2.75
Diluted net income per ordinary share [1]	2.03		2.73

Weighted average number of ordinary shares used in computing per share amounts (in thousands):

Basic	414,570	[2]	429,175

Diluted [1]	417,640	[2]	432,807

1	The calculation of diluted net income per ordinary share assumes the exercise of options issued under the ASML stock option plans and the issuances of shares under the ASML share plans for periods in which exercises or issuances would have a dilutive effect. The calculation of diluted net income per ordinary share does not assume exercise of such options or issuance of shares when such exercises or issuance would be anti-dilutive.
2	The weighted average number of shares does not incorporate the potential effects as result of the Synthetic Share Buyback which will be effectuated during the fourth quarter of 2012.

Set out below are our consolidated statements of operations data for the nine month period ended September 30, 2012 and September 25, 2011, expressed as a percentage of our total net sales:

	Nine months ended
(as a percentage of net sales)	Sep 30, 2012	Sep 25, 2011

Total net sales	100.0	100.0
Cost of sales	57.3	56.0
Gross profit on sales	42.7	44.0
Research and development costs	11.7	9.9
Selling, general and administrative costs	4.8	3.7
Income from operations	26.2	30.4
Interest income (expense), net	(0.1)	0.2
Income before income taxes	26.1	30.6
Provision for income taxes	(3.2)	(4.0)
Net income	22.9	26.6

Net sales and gross profit

The following table shows a summary of net sales (revenue and units sold), gross profit on sales and average selling price (ASP) data for the nine month period ended September 30, 2012 and September 25, 2011.

	Nine months ended,
	Sep 30, 2012	Sep 25, 2011
Net sales (EUR thousands)	3,708,504	4,440,122
Net system sales (EUR thousands)	3,035,123	3,891,234
Net service and field option sales (EUR thousands)	673,381	548,888
Total sales of systems (in units)	136	181
Total sales of new systems (in units)	121	160
Total sales of used systems (in units)	15	21
Gross profit as a percentage of net sales	42.7	44.0
ASP of system sales (EUR thousands)	22,317	21,499
ASP of new system sales (EUR thousands)	24,287	23,888
ASP of used system sales (EUR thousands)	6,424	3,292

Net sales decreased by EUR 731.6 million from EUR 4,440.1 million for the nine month period ended September 25, 2011 to EUR 3.708.5 million for the nine month period ended September 30, 2012. The decrease in net sales mainly resulted from a decrease in net system sales of EUR 856.1 million, or 22.0 percent, from EUR 3,891.2 for the nine month period ended September 25, 2011 to EUR 3,035.1 million for the nine month period ended September 30, 2012, partly offset by an increase in net service and field option sales of EUR 124.5 million from 548.9 million for the nine month period ended September 25, 2011 to EUR 673.4 for the nine month period ended September 30, 2012. The decrease in net system sales was mainly caused by decreased demand in the DRAM and Nand-Flash memory segment. Sales were derived from all major markets in which our customers operate, with the Logic segment generating the majority of system sales and DRAM and Nand-Flash memory generating the remainder.

The ASP of our systems increased by 3.7 percent to EUR 22.3 million in the nine month period ended September 30, 2012 from EUR 21.5 million in the nine month period ended September 25, 2011, mainly driven by relatively more NXT systems with a high ASP sold in the nine month period ended September 30, 2012 compared to the first nine months of 2011 and higher ASPs for the used system sales in the nine month period ended September 30, 2012 compared to the nine month period ended September 25, 2011. The ASP of our new systems increased by 1.7 percent to EUR 24.3 million in the nine month period ended September 30, 2012 from EUR 23.9 million in the nine month period ended September 25, 2011, mainly driven by relatively more NXT systems with a higher ASP sold in the nine month period ended September 30, 2012 compared to the nine months ended September 30, 2011.

From time to time, ASML repurchases systems that it has manufactured and sold and, following factory-rebuild or refurbishment, resells those systems to other customers. This repurchase decision is mainly driven by market demand for capacity expressed by other customers and not by explicit or implicit contractual arrangements relating to the initial sale. The number of used systems sold in the nine month period ended September 30, 2012 decreased to 15 from 21 in the nine month period ended September 25, 2011. The ASP of our used systems increased by EUR 3.1 million to EUR 6.4 million in the nine month period ended September 30, 2012 from EUR 3.3 million in the nine month period ended September 25, 2011, which was the result of a shift in the mix of used systems sold toward more high-end system types.

During the nine month period ended September 30, 2012, all of the top 10 chipmakers worldwide, in terms of semiconductor capital expenditure, were our customers. During the nine month period ended September 30, 2012, we recognized sales to our largest customer accounted for EUR 963.5 million, or 26.0 percent of our net sales. During the nine month period ended September 25, 2011, we recognized sales to our largest customer accounted for EUR 903.3 million, or 20.3 percent of our net sales.

Gross profit on sales decreased to EUR 1,585.0 million or 42.7 percent of net sales in the nine month period ended September 30, 2012 from EUR 1,953.0 million or 44.0 percent of net sales in the nine month period ended September 25, 2011. The lower absolute amount of gross profit is mainly driven by decreased sales of lithography imaging systems. The gross profit as a percentage of net sales for the nine month period ended September 30, 2012 decreased compared to the gross profit as a percentage of net sales for the nine month period ended September 25, 2011, which is mainly caused by increased infrastructure, industrialization and manufacturing costs, driven primarily by EUV and lower utilization of our production capacity in the nine month period ended September 30, 2012 compared to the nine month period ended September 25, 2011.

As of September 30, 2012 our systems backlog excluding EUV was valued at EUR 1,340.1 million and included 48 systems with an ASP of EUR 27.9 million. As of September 25, 2011, our systems backlog excluding EUV was valued at EUR 1,994.1 million and included 74 systems with an ASP of EUR 26.9 million.

Research and development costs

R&D costs (net of credits) decreased slightly by EUR 6.1 million or 1.4 percent to EUR 433.8 million in the nine month period ended September 30, 2012 from EUR 439.9 million in the nine month period ended September 25, 2011. The slight decrease is mainly explained by higher R&D credits received in the nine month period ended September 30, 2012 compared to the nine month period ended September 25, 2011. R&D spending remained stable and mainly related to our strategic programs, in particular EUV, Immersion and holistic lithography.

Selling, general and administrative costs

SG&A costs increased by EUR 18.3 million or 11.3 percent to EUR 179.9 million for the nine month period ended September 30, 2012 from EUR 161.6 million for the nine month period ended September 25, 2011, mainly driven by transaction costs related to the Customer Co-Investment Program, announced on July 9, 2012, and increased costs to implement and support IT solutions.

Interest income (expense) net

Net interest expense in the nine month period ended September 30, 2012 was EUR 2.7 million compared with a net interest income in the nine month period ended September 25, 2011 of EUR 5.9 million. Interest income relates to interest earned on our cash and cash equivalents and short-term investments, which declined in the nine month period ended September 30, 2012, due to a lower yield received on cash and cash equivalents, and short-term investments and was more than offset by the interest expense on our outstanding debt.

Income Tax

Income tax expense is recognized based on management’s best estimate of the annual income tax rate for the full financial year. The estimated annual tax rate for the nine month period ended September 30, 2012 is 12.4 percent compared to 12.9 percent for the nine month period ended September 25, 2011. The change in the estimated annual tax rate is mainly explained by changes in the relative share of income before income taxes in the Netherlands compared to other tax jurisdictions during the nine month period ended September 30, 2012 compared to the nine month period ended September 25, 2011.

Liquidity and Capital Resources

We generated net cash from operating activities of EUR 958.9 million and EUR 1,938.1 million in the nine month period ended September 30, 2012 and September 25, 2011, respectively. Lower net cash provided by operating activities in the nine month period ended September 30, 2012 relates to lower sales levels compared to the nine month period ended September 25, 2011. Operating cash was also negatively impacted by increased inventories in relation to EUV systems and lower amounts of EUV down payments received in the nine month period ended September 30, 2012.

We used EUR 1,179.5 million for investing activities in the nine month period ended September 30, 2012 and EUR 207.1 million in the nine month period ended September 25, 2011. Investing activities in the nine month period ended September 30, 2012 significantly increased compared to the nine month period ended September 25, 2011 as a result of our short-term investments in Dutch Treasury Certificates and deposits with the Dutch government.

Our net cash provided by financing activities was EUR 2,608.0 million in the nine month period ended September 30, 2012 compared to EUR 837.8 million of net cash used in financing activities in the nine month period ended September 25, 2011. Net cash provided by financing activities in the nine month period ended September 30, 2012 includes proceeds from the issuance of shares, namely EUR 3,016.1 million in connection with the Customer Co-Investment Program and EUR 51.0 million in connection with the exercise and purchase of employee stock options, partly offset by the cash outflow of EUR 269.8 million for our regular share buy-back program and our annual dividend payment of EUR 188.9 million.

Our principal sources of liquidity consist of cash flows from operations, EUR 5,118.8 million of cash and cash equivalents as of September 30, 2012 (including EUR 3,016.1 million proceeds from the issuance of shares in connection with the Customer Co-Investment Program which will be returned to our shareholders in the fourth quarter of 2012, excluding Participating Customers in the Customer Co-Investment Program, through a Synthetic Share Buyback, consisting of a capital distribution and the exchange of each 100 ordinary shares outstanding for 77 ordinary shares, EUR 1,040.0 million of short-term investments as of September 30, 2012 and EUR 500.0 million of available credit facilities as of September 30, 2012. In addition, we may from time to time raise additional capital in debt and equity markets. Our goal is to remain an investment grade rated company and maintain a capital structure that supports this.

We invest our cash and cash equivalents and short-term investments in short-term deposits with high-rated financial institutions and the Dutch government, in Dutch Treasury Certificates and in AAAm-rated money market funds that invest in high-rated short-term debt securities of financial institutions and governments. Our investments are predominately denominated in euros and partly in US dollars.

Our available credit facility as per September 30, 2012 consists of an EUR 500.0 million (December 31, 2011 EUR 500.0 million) committed revolving credit facility from a group of banks that will mature in 2015. The credit facility contains a restrictive covenant that requires us to maintain a minimum committed capital to net total assets ratio of 40.0 percent calculated in accordance with contractually agreed definitions. In the nine month period ended September 30, 2012, we were in compliance with this covenant and currently do not expect any difficulty in continuing to meet our covenant requirement. Outstanding amounts under this credit facility will bear interest at EURIBOR or LIBOR plus a margin that depends on our liquidity position. No amounts were outstanding under this credit facility at September 30, 2012 and December 31, 2011 respectively.

We have repayment obligations in 2017, amounting to EUR 600.0 million, on our Eurobond. The coupons on the Eurobond have been swapped to a floating rate thereby creating a partial fair value hedge of the floating rate cash flows which we receive from our investments of our cash and cash equivalents and short-term investments.

Our liquidity needs are affected by many factors, some of which are based on the normal on-going operations of the business, and others that relate to the uncertainties of the global economy and the semiconductor industry. Although our cash requirements fluctuate based on the timing and extent of these factors, we believe that cash generated from operations, together with the liquidity provided by existing cash and cash equivalents and short-term investments and our borrowing capability are sufficient to satisfy our requirements throughout every phase of the industry cycle. We intend to return cash to our shareholders on a regular basis in the form of dividend payments and, subject to our actual and anticipated liquidity requirements and other relevant factors, share buy backs or repayment of capital.

Foreign Exchange Management

The Company’s sales are predominately denominated in euros. Exceptions may occur on a customer-by-customer basis. Our cost of sales and other expenses are mainly denominated in euros, to a certain extent in U.S. dollar and Japanese yen and to a limited extent in other currencies. Therefore, the Company is exposed to foreign currency risk. It is the Company’s policy to hedge material transaction exposures, such as forecasted sales and purchase transactions, and material net remeasurement exposures, such as accounts receivable and payable. The Company hedges these exposures through the use of foreign exchange contracts.

Off-Balance Sheet Arrangements

We have various contractual obligations, some of which are required to be recorded as liabilities in our consolidated financial statements, including long- and short-term debt. Other contractual arrangements, namely operating lease commitments and purchase obligations, are not generally required to be recognized as liabilities on our consolidated balance sheets.

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. The proposed transaction with Cymer Inc, referred to as Cymer, will be submitted to the stockholders of Cymer for their consideration. In connection with the proposed transaction, Cymer will file a proxy statement with the SEC and ASML will file a registration statement on Form F-4 with additional information concerning the transaction, including a proxy statement/prospectus. CYMER STOCKHOLDERS ARE ADVISED TO READ THESE DOCUMENTS CAREFULLY (WHEN THEY BECOME AVAILABLE) AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The proxy statement, the registration statement, and other documents containing other important information about Cymer and ASML filed or furnished to the SEC (when they become available) may be read and copied at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Rooms may be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website, www.sec.gov, from which any electronic filings made by ASML and Cymer may be obtained without charge. In addition, investors and shareholders may obtain copies of the documents filed with or furnished to the SEC upon oral or written request without charge. Requests may be made in writing by regular mail by contacting ASML at the following address: De Run 6501, 5504 DR, Veldhoven, The Netherlands, Attention: Investor Relations, or by contacting Cymer at the following address: 17075 Thornmint Court, San Diego, CA, 92127, Attention: Investor Relations, +1 858 385 6097.

Cymer and ASML and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding Cymer’s directors and executive officers and their ownership of Cymer common stock is available in Cymer’s proxy statement for its 2012 meeting of stockholders, as filed with the SEC of Schedule 14A on April 11, 2012. Information about ASML’s directors and executive officers and their ownership of ASML ordinary shares is available in its Annual Report on Form 20-F for the year ended December 31, 2011 and will be available in the joint proxy statement/prospectus (when available). Other information regarding the interests of such individuals as well as information regarding Cymer’s and ASML’s directors and officers will be available in the proxy statement/prospectus when it becomes available. These documents can be obtained free of charge from the sources indicated above.

“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, including expected sales trends, expected shipments of tools, productivity of our tools, purchase commitments, IC unit demand, financial results, expected gross margin and expenses, statements about our co-investment program including potential funding commitments in connection with that program and statements about our buy-back program. These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers’ products, competitive products and pricing, the impact of manufacturing efficiencies and capacity constraints, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates, available cash, distributable reserves for dividend payments and share repurchases, risks associated with our co-investment program, including whether the 450mm and EUV research and development programs will be successful and ASML’s ability to hire additional workers as part of the 450mm and EUV development programs, our ability to successfully complete acquisitions, including the Cymer transaction or the expected benefits of the Cymer transaction and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. The foregoing list of risk factors is not exhaustive. You should consider carefully the foregoing factors and the other risks and uncertainties that affect the business of ASML described in the risk factors included in ASML’s Annual Report on Form 20-F and other documents filed by ASML from time to time with the SEC. ASML disclaims any obligation to update the forward-looking statements contained herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASML HOLDING N.V. (Registrant)

Date: November 21, 2012	By:	/s/ Peter T.F.M. Wennink
Peter T.F.M. Wennink
Executive Vice President and Chief Financial Officer